UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Copart, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

217204106

(CUSIP Number)

A. Jayson Adair

14185 Dallas Parkway, Suite 300

Dallas, Texas 75254

(972) 391-5000

With a copy to:

Robert Kornegay

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real, Suite 200

San Diego, California 92130

(858) 350-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 217204106	13D

(1)	NAMES OF REPORTING PERSON A. Jayson Adair
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF, SC & OO (1)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 5,333,333 shares of Common Stock (2) (See Item 5)
	(8)	SHARED VOTING POWER 2,872,159 shares of Common Stock (2) (See Item 5)
	(9)	SOLE DISPOSITIVE POWER 5,333,333 shares of Common Stock (2) (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 2,872,159 shares of Common Stock (2) (See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,205,492 shares of Common Stock (2) (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (3) (See Item 5)
(14)	TYPE OF REPORTING PERSON (see instructions) IN

(1)	See Item 3 Below.

(2)	Amounts indicated in table are as of December 31, 2015. As of February 14, 2015, the Reporting Person was the beneficial owner of 7,872,159 shares of Common Stock (6.0% of the Issuer’s outstanding Common Stock, as of February 14, 2015), which includes 2,319,680 shares held by the A. Jayson Adair and Tammi L. Adair Revocable Trust, for which the Reporting Person and his wife are trustees and share voting and dispositive power, 2,479 shares held by irrevocable trusts for the benefit of members of the Reporting Person’s immediate family and in which the Reporting Person has shared voting and dispositive power, and 550,000 shares held by JTGJ Investments, LP, a Texas limited partnership, in which the Reporting Person and his spouse are principals and have shared voting and dispositive power. The Reporting Person disclaims beneficial ownership of the shares held by JTGJ Investments, LP, except to the extent of his pecuniary interest. The amount also includes options to acquire 5,000,000 shares of Common Stock held by the Reporting Person that are exercisable within sixty days after February 14, 2015. The calculation of the percentage of outstanding shares of Copart Common Stock beneficially owned by the Reporting Person, as of February 14, 2015, is based on 126,335,253 shares of Copart Common Stock outstanding as of November 25, 2014 as indicated in Copart’s quarterly report on Form 10-Q for the period ended October 31, 2014.

(3)	The calculation of the percentage of outstanding shares of Copart Common Stock beneficially owned by the Reporting Person as of December 31, 2015 is based on 111,903,177 shares of Copart Common Stock outstanding, which is calculated by subtracting the 8,333,333 of Copart Common Stock that Copart indicated were acquired in their modified “Dutch Auction” tender offer on Schedule TO/A on December 30, 2015 from the 120,236,510 shares of Copart Common Stock indicated as outstanding as of November 23, 2015 in Copart’s Quarterly Report on Form 10-Q for the period ended October 31, 2015.

Item 1.	Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, par value $0.0001 per share (the “Common Stock”), of Copart, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 14185 Dallas Parkway, Suite 300, Dallas, Texas 75254.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by A. Jayson Adair, referred to herein as the “Reporting Person.”

(b) The address of the principal business and principal office of the Reporting Person is 14185 Dallas Parkway, Suite 300, Dallas, Texas 75254.

(c) A. Jayson Adair is the Chief Executive Officer and a Director of the Issuer.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person is filing this Schedule 13D as a result of the vesting of 400,000 options to purchase Common Stock on April 15, 2015. The Reporting Person is the Chief Executive Officer and a Director of the Issuer and has also acquired shares of Common Stock pursuant to the exercise of options as part of his equity compensation and pursuant to gifts or private transactions.

Item 4.	Purpose of Transaction.

As the Chief Executive Officer and a member of the Board, the Issuer has issued options to the Reporting Person. This Schedule 13D is being filed because the number of shares of Common Stock beneficially owned by the Reporting Person, exceeded 5% of the Issuer’s outstanding shares of Common Stock as a result of the vesting of 400,000 options to purchase shares of Common Stock within the immediately following 60 days of February 14, 2015. The Reporting Person acquired options to acquire Common Stock as part of his equity compensation. Upon vesting of additional options held by the Reporting

Person, the Reporting Person will have the right to acquire additional shares of Common Stock. The Reporting Person reserves the right to purchase additional Common Shares or to dispose of Common Shares in the open market, in privately negotiated transactions, or in any other lawful manner in the future.

Except as set forth in this Item 4, the Reporting Person has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) & (b)

As of December 31, 2015, the Reporting Person was the beneficial owner of 8,205,492 shares of Common Stock (7.0% of the Issuer’s outstanding Common Stock, as of December 31, 2015), which includes 2,319,680 shares held by the A. Jayson Adair and Tammi L. Adair Revocable Trust, for which the Reporting Person and his wife are trustees and share voting and dispositive power, 2,479 shares held by irrevocable trusts for the benefit of members of the Reporting Person’s immediate family and in which the Reporting Person has shared voting and dispositive power, and 550,000 shares held by JTGJ Investments, LP, a Texas limited partnership, in which the Reporting Person and his spouse are principals and have shared voting and dispositive power. The Reporting Person disclaims beneficial ownership of the shares held by JTGJ Investments, LP, except to the extent of his pecuniary interest. The amount also includes options to acquire 5,333,333 shares of Common Stock held by the Reporting Person that are exercisable within sixty days after December 31, 2015. The calculation of the percentage of outstanding shares of Copart Common Stock beneficially owned by the Reporting Person as of December 31, 2015 is based on 111,903,177 shares of Copart Common Stock outstanding, which is calculated by subtracting the 8,333,333 shares of Copart Common Stock that Copart indicated were acquired in their modified “Dutch Auction” tender offer on Schedule TO/A on December 30, 2015 from the 120,236,510 shares of Copart Common Stock indicated as outstanding as of November 23, 2015 in Copart’s quarterly report on Form 10-Q for the period ended October 31, 2015.

As of February 14, 2015, the Reporting Person was the beneficial owner of 7,872,159 shares of Common Stock (6.0% of the Issuer’s outstanding Common Stock, as of February 14, 2015), which includes 2,319,680 shares held by the A. Jayson Adair and Tammi L. Adair Revocable Trust, for which the Reporting Person and his wife are trustees and share voting and dispositive power, 2,479 shares held by irrevocable trusts for the benefit of members of the Reporting Person’s immediate family and in which the Reporting Person has shared voting and dispositive power, and 550,000 shares held by JTGJ Investments, LP, a Texas limited partnership, in which the Reporting Person and his spouse are principals and have shared voting and dispositive power. The Reporting Person disclaims beneficial ownership of the shares held by JTGJ Investments, LP, except to the extent of his pecuniary interest. The amount also includes options to acquire 5,000,000 shares of Common Stock held by the Reporting Person that are exercisable within sixty days after February 14, 2015. The calculation of the percentage of outstanding shares of Copart Common Stock beneficially owned by the Reporting Person, as of February 14, 2015, is based on 126,335,253 shares of Copart Common Stock outstanding as of November 25, 2014 as indicated in Copart’s quarterly report on Form 10-Q for the period ended October 31, 2014.

(c) The Reporting Person has not engaged in any transactions in the Common Stock of the Issuer during the past 60 days prior to December 31, 2015 and prior to February 14, 2015.

(d) To the knowledge of the Reporting Person, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No contracts, arrangements, understandings, or relationships (legal or otherwise) exist between the Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

No exhibits to be filed.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016

A. JAYSON ADAIR

/s/ A. Jayson Adair